

June 20, 2011

Via E-mail
Mr. Mark Hyde
Chief Financial Officer
South Dakota Soybean Processors, LLC
100 Caspian Avenue
Post Office Box 500
Volga, SD 57071

>   **Re: South Dakota Soybean Processors, LLC**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 30, 2011**
>   **Form 10-Q for the Period Ended March 31, 2011**
>   **Filed May 16, 2011**
>   **Form 8-K Filed May 18, 2011**
>   **File No. 0-50253**

Dear Mr. Hyde:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

2. We note from your disclosures on page F-8 that your allowance for doubtful accounts decreased by nearly 62% during 2010 while your accounts receivable balances increased by 12%. Please revise your MD&A in future filings to explain in greater detail the reason for changes (or the lack of changes) in your allowance for doubtful accounts when they are directionally inconsistent with changes in your accounts receivable for the same period.

Consolidated Financial Statements, page 24

Note 4 – Investments in Cooperatives, page F-13

3. Please revise to explain your process for evaluating your investments in cooperatives for any impairment indicators as of December 31, 2010. To the extent that impairment indicators existed, please revise to disclose how you determined that the impairment was considered temporary. Please refer to ASC 320-10.

Exhibits 31.1 and 31.2

4. It appears from your Form 8-K filed on March 30, 2011 that your former CEO, Rodney Christianson, was replaced by acting CEO Thomas Kersting, effective March 28, 2011. Your December 31, 2010 Form 10-K was signed by CFO Mark Hyde on March 30, 2010 in the capacity of Principal Financial Officer. However, pages 20 and 21 of the Form 10-K did not include the signature of any party in the capacities of Principal Executive Officer and Controller or Principal Accounting Officer. In addition, it does not appear that any management certifications were provided by Mr. Christianson, Mr. Kersting or any other party in the capacity of Principal Executive Officer. Please refer to Questions 12-16 of our Frequently Asked Questions regarding the Sarbanes Oxley Act of 2002 which can be found on our website at: http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm and amend your filing as necessary.

Form 10-Q for the Period Ended March 31, 2011

General

5. Please address the above comments in your interim filings as well.

Report of Independent Registered Public Accounting Firm, page 4

6. Please amend your Form 10-Q to include a report that is signed by your auditors. Please refer to Rule 2-02(a) of Regulation S-X.

<u>Signatures, page 25</u>

7. It does not appear that your Form 10-Q was signed by Mr. Kersting in the capacity of Principal Financial or Accounting Officer as required by General Instruction G to Form 10-Q. Please amend to correct your filing accordingly.

<u>Form 8-K Filed on May 18, 2011</u>

<u>Item 2.03 – Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement</u>

8. Your Form 8-K describes an amendment to your Master Loan Agreement with CoBank, ACB, effective May 12, 2011. Your disclosure indicates that the only terms that changed in connection with the amendment pertain to your covenant for minimum working capital and your interest rate. We note from your disclosure in Footnote 4 on page 10 of your Form 10-Q for the period ended March 31, 2011 that your revolving working capital loan with CoBank is scheduled to expire on July 1, 2011. Please either amend your Form 8-K to describe any amendments to the expiration date of your revolving working capital loan with CoBank or amend the MD&A section of your March 31, 2011 Form 10-Q to explain in detail how you will fund operations after July 1, 2011 in the event your revolving working capital loan expires at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Hyde
South Dakota Soybean Processors, LLC
June 20, 2011
Page 4

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief